STATEMENT OF INVESTMENTS

Dreyfus Municipal Money Market Fund, Inc.

August 31, 2008 (Unaudited)

Short-Term Investments--99.8%	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Alabama--1.4%				
Alabama Housing Finance Authority, SFMR (LOC; Bayerische Landesbank)	2.20	9/7/08	10,000,000 a	10,000,000
Jefferson County, Sewer Revenue Capital Improvement Warrants	5.38	2/1/09	6,000,000 b	6,147,591
Arkansas--2.7%				
Morgan Keegan Municipal Products Inc. (Arkansas Development Finance Authority, SFMR) (Liquidity Facility; BNP Paribas and LOC; Natixis)	2.14	9/7/08	24,020,000 a,c	24,020,000
Pulaski County Public Facilities Board, MFHR (Chapelridge Project) (LOC; Regions Bank)	1.99	9/7/08	5,650,000 a	5,650,000
California--1.6%				
FHLMC Multifamily Certificates (Liquidity Facility; FHLMC and LOC; FHLMC)	2.19	9/7/08	17,465,800 a,c	17,465,800
Colorado--3.0%				
Colorado Educational and Cultural Facilities Authority, Revenue (EOP Charlotte JW, LLC Project) (LOC; KBC Bank)	1.88	9/7/08	10,000,000 a	10,000,000
Colorado Educational and Cultural Facilities Authority, Student Housing Revenue (Fuller Theological Seminary Project) (LOC; Key Bank)	2.13	9/7/08	9,700,000 a	9,700,000
Morgan Keegan Municipal Products Inc. (City and County of Denver) (Liquidity Facility; Lloyds TSB Bank PLC and LOC; Natixis Commercial Paper Corporation)	2.04	9/7/08	2,580,000 a,c	2,580,000
Mountain Village Housing Authority, Housing Facilities Revenue (Village Court Apartments Project) (LOC; U.S. Bank NA)	1.89	9/7/08	6,600,000 a	6,600,000
Southern Ute Indian Tribe of the Southern Ute Indian Reservation, Revenue	1.85	9/7/08	5,000,000 a	5,000,000

Delaware--.6%

Delaware Economic Development Authority, MFHR (School House Project) (LOC; HSBC Bank USA)	2.05	9/7/08	6,500,000 a	6,500,000

District of Columbia--2.7%

Anacostia Waterfront Corporation, PILOT Revenue (Merlots Program) (Liquidity Facility; Wachovia Bank and LOC; Wachovia Bank)	1.92	9/7/08	14,655,000 a,c	14,655,000
District of Columbia, Enterprise Zone Revenue (Trigen-Pepco Energy Services, LLC Issue) (LOC; M&T Bank)	1.94	9/7/08	9,780,000 a	9,780,000
Metropolitan Washington DC Airports Authority, CP (LOC; Bank of America)	1.63	9/9/08	6,000,000	6,000,000

Florida--23.2%

Alachua Housing Finance Authority, MFHR (Edenwood Park Project) (Liquidity Facility; FHLMC and LOC; FHLMC)	2.17	9/7/08	3,285,000 a,c	3,285,000
Broward County Housing Finance Authority, MFHR (Cypress Grove Apartments Project) (LOC; FNMA)	2.00	9/7/08	20,000,000 a	20,000,000
Broward County Housing Finance Authority, MFHR (Golf View Gardens Apartments Project) (LOC; Regions Bank)	2.09	9/7/08	8,500,000 a	8,500,000
Broward County Housing Finance Authority, SFMR	4.85	10/1/08	10,000,000	10,007,952
Broward County Housing Finance Authority, SFMR (Merlots Program) (Liquidity Facility; Wachovia Bank and LOC: FNMA and GNMA)	2.02	9/7/08	605,000 a,c	605,000
Capital Trust Agency, MFHR (Brittany Bay Apartments - Waterman's Crossing) (Liquidity Facility; FHLMC and LOC; FHLMC)	2.08	9/7/08	25,840,000 a,c	25,840,000
Citizens Property Insurance Corporation, High-Risk Account Senior Secured Revenue	4.50	6/1/09	25,000,000	25,180,781
Collier County Industrial Development Authority, IDR (March Project) (LOC; Wachovia Bank)	2.05	9/7/08	2,630,000 a	2,630,000
Dade County Industrial Development Authority, IDR (U.S. Holdings Inc. Project) (LOC; SunTrust Bank)	2.30	9/7/08	475,000 a	475,000
Escambia County Health Facilities Authority, Healthcare				

Facilities Revenue, Refunding (Azalea Trace, Inc. Obligated Group) (LOC; Bank of America)	2.75	9/1/08	10,400,000 a	10,400,000
Escambia County Housing Finance Authority, SFMR (Merlots Program) (Liquidity Facility; Wachovia Bank and LOC: FNMA and GNMA)	2.02	9/7/08	1,315,000 a,c	1,315,000
Florida Development Finance Corporation, IDR (Air Technology) (LOC; Wachovia Bank)	2.05	9/7/08	2,000,000 a	2,000,000
Florida Development Finance Corporation, IDR (Atlantic Truss Group, LLC Project) (LOC; Wachovia Bank)	2.05	9/7/08	2,775,000 a	2,775,000
Florida Development Finance Corporation, IDR (Byrd Technologies Inc. Project) (LOC; Wachovia Bank)	2.05	9/7/08	1,230,000 a	1,230,000
Florida Development Finance Corporation, IDR (Energy Planning Associates Corporation Project) (LOC; Wachovia Bank)	2.05	9/7/08	1,235,000 a	1,235,000
Florida Development Finance Corporation, IDR (Florida Food Products, Inc. Project) (LOC; Wachovia Bank)	2.05	9/7/08	2,000,000 a	2,000,000
Florida Development Finance Corporation, IDR (Increte LLC Project) (LOC; Wachovia Bank)	2.05	9/7/08	1,730,000 a	1,730,000
Florida Development Finance Corporation, IDR (Jamivon Properties Inc. Project) (LOC; Wachovia Bank)	2.05	9/7/08	1,495,000 a	1,495,000
Florida Development Finance Corporation, IDR (R.L. Smith Investments LLC Project) (LOC; SunTrust Bank)	2.10	9/7/08	790,000 a	790,000
Florida Development Finance Corporation, IDR (Suncoast Bakeries, Inc. Project) (LOC; SunTrust Bank)	2.05	9/7/08	600,000 a	600,000
Florida Development Finance Corporation, IDR (Twin Vee PowerCats, Inc. Project) (LOC; SunTrust Bank)	2.10	9/7/08	1,720,000 a	1,720,000
Florida Finance Housing Corporation, MFHR (Falls of Venice Project) (Liquidity Facility; FNMA and LOC; FNMA)	2.04	9/7/08	4,020,000 a	4,020,000
Gulf Breeze, Healthcare Facilities Revenue (Heritage Healthcare Project) (Liquidity Facility; AIG				

SunAmerica Assurance)	2.05	9/7/08	10,130,000 a	10,130,000
Highlands County Health Facilities Authority, HR (Adventist Health System/Sunbelt Obligated Group)	1.85	9/7/08	13,000,000 a	13,000,000
Hillsborough County Aviation Authority, Revenue (Tampa International Airport) (Insured; MBIA, Inc.)	5.00	10/1/08	600,000	600,597
Hillsborough County Industrial Development Authority, IDR (Allied Aerofoam Project) (LOC; Wachovia Bank)	2.00	9/7/08	2,290,000 a	2,290,000
Hillsborough County Industrial Development Authority, IDR (Seaboard Tampa Terminals Venture Project) (LOC; Wachovia Bank)	1.96	9/7/08	4,000,000 a	4,000,000
Hillsborough County School Board, COP (Master Lease Purchase Agreement) (LOC; Wachovia Bank)	2.55	9/1/08	15,200,000 a	15,200,000
Jacksonville Economic Development Commission, IDR (Load King Manufacturing Company Project) (LOC; SouthTrust Bank)	2.10	9/7/08	1,140,000 a	1,140,000
Jacksonville Port Authority, CP (LOC; JPMorgan Chase Bank)	1.78	9/10/08	20,000,000	20,000,000
Lee County Housing Finance Authority, MFHR (Heron Pond Apartments) (LOC; Regions Bank)	2.09	9/7/08	5,770,000 a	5,770,000
Lee County Housing Finance Authority, SFHR (Merlots Program) (Liquidity Facility; Wachovia Bank and LOC: FNMA and GNMA)	2.02	9/7/08	1,400,000 a,c	1,400,000
Manatee County, IDR (Avon Cabinet Corporation Project) (LOC; Bank of America)	2.20	9/7/08	1,800,000 a	1,800,000
Marion County Industrial Development Authority, IDR (Universal Forest Products) (LOC; Wachovia Bank)	2.05	9/7/08	2,500,000 a	2,500,000
Miami-Dade County, Aviation Revenue, Refunding (Miami International Airport) (Insured; FGIC)	5.25	10/1/08	100,000	100,099
Miami-Dade County Industrial Development Authority, IDR (Futurama Project) (LOC; SunTrust Bank)	1.99	9/7/08	1,750,000 a	1,750,000
Miami-Dade County Industrial Development Authority, IDR (Ram Investments Project) (LOC; Wachovia Bank)	2.00	9/7/08	2,710,000 a	2,710,000
Miami-Dade County Industrial Development Authority, IDR				

(von Drehle Holdings, LLC Project) (LOC; Branch Banking and Trust Company)	2.00	9/7/08	1,730,000 a	1,730,000
Miami-Dade County Industrial Development Authority, Revenue (Altira, Inc. Project) (LOC; SunTrust Bank)	2.05	9/7/08	1,650,000 a	1,650,000
Orange County Housing Finance Authority, MFHR (Windsor Pines Project) (LOC; Bank of America)	2.00	9/7/08	1,300,000 a	1,300,000
Orange County Industrial Development Authority, Revenue (Trinity Preparatory School of Florida, Inc. Project) (LOC; Wachovia Bank)	1.95	9/7/08	205,000 a	205,000
Palm Beach County, IDR, Refunding (Eastern Metal Supply Inc. Project) (LOC; Wachovia Bank)	2.05	9/7/08	2,390,000 a	2,390,000
Pinellas County Industrial Development Authority, IDR (Falcon Enterprises, Inc. Project) (LOC; SunTrust Bank)	2.10	9/7/08	1,740,000 a	1,740,000
Pinellas County Industrial Development Authority, IDR (Restorative Care of America Project) (LOC; SunTrust Bank)	2.10	9/7/08	1,430,000 a	1,430,000
Pinellas County Industry Council, IDR (Molex ETC Inc. Project) (LOC; Wachovia Bank)	2.05	9/7/08	2,350,000 a	2,350,000
Polk County Industrial Development Authority, IDR (Elite Building Products, Inc. Project) (LOC; Wachovia Bank)	2.05	9/7/08	1,890,000 a	1,890,000
Polk County Industrial Development Authority, IDR (Florida Treatt, Inc. Project) (LOC; Bank of America)	2.20	9/7/08	3,345,000 a	3,345,000
Polk County Industrial Development Authority, IDR (GSG Investments Project) (LOC; Wachovia Bank)	2.00	9/7/08	2,330,000 a	2,330,000
Riveria Beach, IDR (K. Rain Manufacturing Project) (LOC; SunTrust Bank)	2.05	9/7/08	1,885,000 a	1,885,000
Saint John's County Industrial Development Authority, IDR (Bronz-Glow Technologies Project) (LOC; Wachovia Bank)	2.05	9/7/08	1,045,000 a	1,045,000
Saint Lucie County, PCR, Refunding (Florida Power and Light Company Project)	2.44	9/1/08	8,725,000 a	8,725,000
Tamarac, IDR (Arch Aluminum and Glass Company) (LOC; Comerica Bank)	2.10	9/7/08	1,000,000 a	1,000,000
University of South Florida				

Financing Corporation, COP (University of South Florida Financing Corporation Master Lease Program) (LOC; Wachovia Bank)	1.80	9/7/08	11,475,000 a	11,475,000
Volusia County School District, GO Notes, TAN	4.00	9/17/08	4,000,000	4,000,946

Georgia--1.7%

Conyers Housing Authority, MFHR (Towne Pointe Apartments Project) (LOC; Amsouth Bank)	2.00	9/7/08	4,000,000 a	4,000,000
Gwinnett County Development Authority, IDR (Suzanna's Kitchen, Inc. Project) (LOC; Wachovia Bank)	2.00	9/7/08	5,600,000 a	5,600,000
Monroe County Development Authority, PCR (Georgia Power Company Plant Scherer Project)	2.42	9/1/08	3,800,000 a	3,800,000
RBC Municipal Products Inc. Trust (Dekalb County Housing Authority, MFHR (North Hills Apartments Project)) (Liquidity Facility; Royal Bank of Canada and LOC; Royal Bank of Canada)	2.00	9/7/08	5,700,000 a,c	5,700,000

Hawaii--1.3%

Hawaii Housing Finance and Development Corporation, MFHR (Kukui Gardens) (Liquidity Facility; Citigroup and LOC; Citigroup)	2.00	9/7/08	15,000,000 a,c	15,000,000

Idaho--1.3%

Idaho Health Facilities Authority, Revenue (Saint Luke's Regional Medical Center Project) (Insured; FSA and Liquidity Facility; Bank of Montreal)	2.53	9/1/08	15,000,000 a	15,000,000

Illinois--3.6%

Chicago, Collateralized SFMR	3.58	10/7/08	1,450,000	1,450,000
Illinois Housing Development Authority, Homeowner Mortgage Revenue	1.98	10/1/08	3,080,000	3,080,000
Illinois Toll Highway Authority, Toll Highway Senior Priority Revenue (Liquidity Facility; Dexia Credit Locale)	1.80	9/7/08	28,000,000 a	28,000,000
Southwestern Illinois Development Authority, Solid Waste Disposal Facilities Revenue (Center Ethanol Company, LLC				

Project) (LOC; Wells Fargo Bank)	2.05	9/7/08	7,370,000 a	7,370,000

Indiana--1.5%

Carmel,

Waterworks Revenue, BAN	3.75	9/21/08	10,000,000	10,000,000

Indianapolis Local Public

Improvement Bond Bank, Notes	2.95	1/8/09	7,000,000	7,000,000

Iowa--.7%

Iowa Finance Authority,

SWDR (MidAmerican Energy

Project)	2.20	9/7/08	6,000,000 a	6,000,000

Iowa Higher Education Loan

Authority, Private College

Facility Revenue, Refunding

(Loras College Project) (LOC;

ABN-AMRO)	2.40	9/1/08	2,000,000 a	2,000,000

Kansas--1.1%

Junction City,

GO Temporary Notes	4.50	6/1/09	7,000,000	7,038,065

Kansas Development Finance

Authority, MFHR, Refunding

(Chesapeake Apartments

Project) (LOC; FHLB)	1.95	9/7/08	5,500,000 a	5,500,000

Kentucky--4.8%

Kenton County Airport Board,

Special Facilities Revenue

(Airis Cincinnati LLC Project)

(LOC; Deutsche Postbank)	2.15	9/7/08	47,700,000 a	47,700,000

Kentucky Rural Water Finance

Corporation, Public Projects

Construction Notes	2.63	10/1/08	3,600,000	3,600,000

Laurel County,

Revenue (Bluegrass Holdings,

LLC Project) (LOC; Wells Fargo

Bank)	1.94	9/7/08	3,000,000 a	3,000,000

Louisiana--.7%

Ascension Parish,

Revenue, CP (BASF AG)	1.95	9/4/08	5,000,000	5,000,000

Quachita Parish Industrial

Development Board, IDR

(Garrett Manufacturing, LLC

Project) (LOC; Regions Bank)	1.99	9/7/08	3,320,000 a	3,320,000

Maryland--.5%

Baltimore County,

Revenue, Refunding (Shade Tree

Trace Apartments Facility)

(LOC; M&T Bank)	1.71	9/7/08	5,305,000 a	5,305,000

Maryland Economic Development

Corporation, Revenue

(Todd/Allan Printing Facility)

(LOC; M&T Bank)	2.09	9/7/08	330,000 a	330,000
Massachusetts--3.8%				
Massachusetts Health and Educational Facilities Authority, Revenue (Cape Cod Healthcare Obligated Group Issue) (Insured; Assured Guaranty and Liquidity Facility; Bank of America)	2.00	9/7/08	15,000,000 a	15,000,000
Massachusetts Health and Educational Facilities Authority, Revenue (Northeastern University Issue)	2.25	6/11/09	12,000,000	12,000,000
Massachusetts Water Resources Authority, Multi-Modal Subordinated General Revenue, Refunding (Liquidity Facility; Bank of Nova Scotia)	1.75	9/7/08	16,000,000 a	16,000,000
Michigan--.2%				
Kalamazoo Hospital Finance Authority, HR, Refunding (Bronson Methodist Hospital) (Insured; FSA)	2.65	5/15/09	1,850,000	1,850,000
Mississippi--1.2%				
Mississippi Development Bank, Special Obligation Revenue (Insured; FSA and Liquidity Facility; Citibank NA)	1.96	9/7/08	13,655,000 a,c	13,655,000
Missouri--.9%				
Missouri Development Finance Board, LR, CP (LOC; U.S. Bank NA)	1.55	9/16/08	10,000,000	10,000,000
Nebraska--1.8%				
Public Power Generation Agency, Revenue (Whelan Energy Center Unit 2) (Insured; Assured Guaranty and Liquidity Facility; Citibank NA)	1.87	9/7/08	20,085,000 a,c	20,085,000
New Hampshire--1.1%				
New Hampshire Health and Education Facilities Authority, Revenue (Riverbend Issue) (LOC; TD Banknorth N.A.)	1.88	9/7/08	4,075,000 a	4,075,000
Rockingham County, GO Notes, TAN	2.50	12/18/08	7,845,000	7,863,852
New York--1.3%				
New York State Housing Finance Agency, Housing Revenue (55				

West 25th Street) (Liquidity Facility; FNMA and LOC; FNMA)	1.95	9/7/08	15,000,000 a	15,000,000

North Carolina--2.7%

North Carolina Capital Facilities Finance Agency, Educational Facilities Revenue (The Fletcher School) (LOC; Wachovia Bank)	1.90	9/7/08	10,000,000 a	10,000,000
Raleigh-Durham Airport Authority, Airport Revenue, Refunding (LOC; Wachovia Bank)	1.91	9/7/08	20,000,000 a	20,000,000

North Dakota--.9%

North Dakota Housing Finance Agency, Revenue (Housing Finance Program - Home Mortgage Finance Program)	3.00	4/14/09	9,750,000	9,779,364

Ohio--2.9%

Cleveland, COP, Refunding (Cleveland Stadium Project) (LOC; Wachovia Bank)	1.85	9/7/08	10,000,000 a	10,000,000
Columbus, Sewerage System Revenue (Putters Program) (Liquidity Facility; JPMorgan Chase Bank)	1.87	9/7/08	1,400,000 a,c	1,400,000
Liberty Union-Thurston Local School District, School Facilities Construction and Improvement GO Notes, BAN	2.63	10/30/08	6,000,000	6,007,892
Marysville, Tax Increment Financing Revenue Notes (Coleman's Crossing Road) (LOC; Fifth Third Bank)	4.25	9/11/08	3,505,000	3,505,461
Ohio Housing Finance Agency, Residential Mortgage Revenue (Mortgage-Backed Securities Program) (Liquidity Facility; KBC Bank and LOC; GNMA)	1.95	9/7/08	11,500,000 a	11,500,000

Pennsylvania--8.6%

Dauphin County General Authority, School Revenue (School District Pooled Financing Program II) (Liquidity Facility; Bank of Nova Scotia)	1.84	9/7/08	23,000,000 a	23,000,000
Emmaus General Authority (Pennsylvania Variable Rate Loan Program) (Insured; FSA and Liquidity Facility; Wachovia Bank)	2.25	9/7/08	20,000,000 a	20,000,000
Horizon Hospital System Authority,				

Senior Health and Housing Facilities Revenue (Saint Paul Homes Project) (LOC; M&T Bank)	1.89	9/7/08	1,800,000 a	1,800,000
Montgomery County Higher Education and Health Authority, Revenue (Pennsylvania Higher Education and Health Loan) (LOC; M&T Bank)	1.89	9/7/08	6,675,000 a	6,675,000
Montgomery County Higher Education and Health Authority, Revenue (Pennsylvania Higher Education and Health Loan) (LOC; M&T Bank)	1.89	9/7/08	5,755,000 a	5,755,000
Pennsylvania Economic Development Financing Authority, Exempt Facility Revenue (PPL Energy Supply) (LOC; Wachovia Bank)	1.80	4/9/09	5,000,000	5,000,000
Pennsylvania Economic Development Financing Authority, Revenue (Evergreen Community Power Facility) (LOC; M&T Bank)	1.99	9/7/08	15,000,000 a	15,000,000
Puttable Floating Option Tax Exempt Receipts (Allegheny County Airport Authority, Airport Revenue (Pittsburgh International Airport)) (Insured: Berkshire Hathaway Finance and Merrill Lynch Capital Services)	1.83	9/7/08	15,000,000 a,c	15,000,000
Susquehanna County Industrial Development Authority, Revenue (Pennfield Corporation Project) (LOC; Fulton Bank)	2.04	9/7/08	3,475,000 a	3,475,000
Rhode Island--.8%				
Rhode Island Housing and Mortgage Finance Corporation, Housing Revenue (Rental Housing Program) (Insured; FSA and Liquidity Facility; Dexia Credit Locale)	2.05	9/7/08	9,270,000 a	9,270,000
South Carolina--.1%				
Richland County, GO Notes	3.75	3/1/09	1,300,000	1,312,092
Tennessee--4.3%				
Municipal Energy Acquisition Corporation, Gas Revenue (Putters Program) (Liquidity Facility; JPMorgan Chase Bank and LOC; JPMorgan Chase Bank)	1.87	9/7/08	24,430,000 a,c	24,430,000
Sevier County Public Building Authority, Public Projects Construction Notes (Taud Loan				

Program)	2.63	10/1/08	4,725,000	4,725,000
Tennergy Corporation, Gas Revenue (Putters Program) (Liquidity Facility; JPMorgan Chase Bank)	1.87	9/7/08	7,865,000 a,c	7,865,000
Tennergy Corporation, Gas Revenue (Putters Program) (LOC; BNP Paribas)	1.87	9/7/08	7,950,000 a,c	7,950,000
Tennessee Energy Acquisition Corporation, Gas Revenue (Insured; AMBAC)	4.50	9/1/08	3,000,000	3,000,000

Texas--9.0%

Dallas, CP (Liquidity Facility; Bank of America)	1.57	9/8/08	15,900,000	15,900,000
Harris County Health Facilities Development Corporation, HR, Refunding (Texas Children's Hospital Project) (Liquidity Facility: Bank of America and JPMorgan Chase Bank)	2.10	4/29/09	10,000,000	10,000,000
Houston, Airport System Revenue, CP (LOC; Dexia Credit Locale)	1.65	9/9/08	5,000,000	5,000,000
North Texas Higher Education Authority Inc., Student Loan Revenue (LOC; DEPFA Bank PLC)	1.98	9/7/08	10,000,000 a	10,000,000
North Texas Tollway Authority, BAN	4.13	11/19/08	6,220,000	6,221,800
Port of Port Arthur Navigation District, Environmental Facilities Revenue, Refunding (Motiva Enterprises Project)	2.15	9/7/08	5,000,000 a	5,000,000
Puttable Floating Option Tax Exempt Receipts (Texas Transportation Commission, GO Mobility Funds Bonds) (Liquidity Facility; Merrill Lynch Capital Services)	1.84	9/7/08	4,995,000 a,c	4,995,000
Revenue Bond Certificate Series Trust, Revenue (Dewitt) (GIC; American International Group Funding Inc.)	2.54	9/7/08	8,265,000 a,c	8,265,000
Revenue Bond Certificate Series Trust, Revenue (Heather Lane Apartments) (GIC; American International Group Funding Inc.)	2.54	9/7/08	10,600,000 a,c	10,600,000
Revenue Bond Certificate Series Trust, Revenue (Landings) (GIC; American International Group Funding Inc.)	2.54	9/7/08	8,370,000 a,c	8,370,000
Revenue Bond Certificate Series Trust, Revenue (Ranch View) (GIC; American International				

Group Funding Inc.)	2.54	9/7/08	5,675,000 a,c	5,675,000
Revenue Bond Certificate Series Trust, Revenue (Silverton Village Town Homes) (GIC; American International Group Funding Inc.)	2.54	9/7/08	5,860,000 a,c	5,860,000
Revenue Bond Certificate Series Trust, Revenue (Wildwood Branch) (GIC; American International Group Funding Inc.)	2.54	9/7/08	3,660,000 a,c	3,660,000

Vermont--1.5%

Vermont Economic Development Authority, Revenue, CP (Economic Development Capital Program) (LOC; Calyon)	1.80	9/9/08	5,000,000	5,000,000
Vermont Educational and Health Buildings Financing Agency, HR (Gifford Medical Center Project) (LOC; Key Bank)	2.50	9/1/08	1,115,000 a	1,115,000
Vermont Educational and Health Buildings Financing Agency, Revenue (Brattleboro Memorial Hospital Project) (LOC; TD Banknorth NA)	2.50	9/1/08	10,680,000 a	10,680,000

Virginia--2.4%

Lynchburg Industrial Development Authority, HR (Centra Health) (LOC; Branch Banking and Trust Co.)	1.80	9/7/08	9,050,000 a	9,050,000
Virginia Commonwealth University Health System Authority, General Revenue (LOC; Wachovia Bank)	2.45	9/1/08	12,000,000 a	12,000,000
Virginia Port Authority, Subordinate Port Facilities Revenue, BAN	3.00	7/1/09	6,000,000	6,051,266

Washington--1.5%

Pierce County Economic Development Corporation, Industrial Revenue (SeaTac Packaging Project) (LOC; HSBC Bank USA)	2.01	9/7/08	4,060,000 a	4,060,000
Port of Seattle, Subordinate Lien Revenue, Refunding (LOC; Landesbank Hessen-Thuringen Girozentrale)	1.85	9/7/08	13,000,000 a	13,000,000

Wisconsin--1.9%

Wisconsin Health and Educational Facilities Authority, Health Care Facilities Revenue (Essentia Health Obligated				

Group) (Insured; Assured Guaranty and Liquidity Facility; U.S. Bank NA)	2.48	9/1/08	4,500,000 a	4,500,000
Wisconsin Health and Educational Facilities Authority, Revenue (Gundersen Clinic, Ltd. and Gundersen Lutheran Medical Center, Inc.) (Insured; FSA and Liquidity Facility; Dexia Credit Locale)	2.60	9/1/08	16,300,000 a	16,300,000
Wyoming--.5%				
Campbell County,				
IDR (Two Elk Partners Project)	3.65	11/28/08	6,000,000	6,000,000

Total Investments (cost $1,116,888,558)	**99.8%**	**1,116,888,558**
Cash and Receivables (Net)	**.2%**	**2,731,786**
Net Assets	**100.0%**	**1,119,620,344**

a Variable rate demand note - rate shown is the interest rate in effect at August 31, 2008. Maturity date represents the next demand date, not the ultimate maturity date.

b This security is prerefunded; the date shown represents the prerefunded date. Bond which ise prerefunded is collateralized by U.S. Government security which is held in escrow and is used to pay principal and interest on the municipal issue and to retire the bond in full at the earliest refunding date.

c Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. At August 31, 2008, these securities amounted to $249,675,800 or 22.3% of net assets.

At August 31, 2008, the cost of investments for federal income tax purposes was substantially the same as the cost for financial reporting purposes.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.

Summary of Abbreviations

ABAG	Association Of Bay Area Governments	**ACA**	American Capital Access
AGC	ACE Guaranty Corporation	**AGIC**	Asset Guaranty Insurance Company
AMBAC	American Municipal Bond Assurance Corporation	**ARRN**	Adjustable Rate Receipt Notes
BAN	Bond Anticipation Notes	**BIGI**	Bond Investors Guaranty Insurance
BPA	Bond Purchase Agreement	**CGIC**	Capital Guaranty Insurance Company
CIC	Continental Insurance Company	**CIFG**	CDC Ixis Financial Guaranty
CMAC	Capital Market Assurance Corporation	**COP**	Certificate of Participation
CP	Commercial Paper	**EDR**	Economic Development Revenue
EIR	Environmental Improvement Revenue	**FGIC**	Financial Guaranty Insurance Company
FHA	Federal Housing Administration	**FHLB**	Federal Home Loan Bank
FHLMC	Federal Home Loan Mortgage Corporation	**FNMA**	Federal National Mortgage Association
FSA	Financial Security Assurance	**GAN**	Grant Anticipation Notes
GIC	Guaranteed Investment Contract	**GNMA**	Government National Mortgage Association
GO	General Obligation	**HR**	Hospital Revenue

IDB	Industrial Development Board	**IDC**	Industrial Development Corporation
IDR	Industrial Development Revenue	**LOC**	Letter of Credit
LOR	Limited Obligation Revenue	**LR**	Lease Revenue
MFHR	Multi-Family Housing Revenue	**MFMR**	Multi-Family Mortgage Revenue
PCR	Pollution Control Revenue	**PILOT**	Payment in Lieu of Taxes
RAC	Revenue Anticipation Certificates	**RAN**	Revenue Anticipation Notes
RAW	Revenue Anticipation Warrants	**RRR**	Resources Recovery Revenue
SAAN	State Aid Anticipation Notes	**SBPA**	Standby Bond Purchase Agreement
SFHR	Single Family Housing Revenue	**SFMR**	Single Family Mortgage Revenue
SONYMA	State of New York Mortgage Agency	**SWDR**	Solid Waste Disposal Revenue
TAN	Tax Anticipation Notes	**TAW**	Tax Anticipation Warrants
TRAN	Tax and Revenue Anticipation Notes	**XLCA**	XL Capital Assurance

Various inputs are used in determining the value of the fund's investments relating to Financial Accounting Standard No. 157 (FAS 157), Fair Value Measurements.

These inputs are summarized in the three broad levels listed below.

Level 1 - quoted prices in active markets for identical securities.

Level 2 - other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.)

Level 3 - significant unobservable inputs (including fund's own assumptions in determining the fair value of investments).

The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities. For example, money market securities are valued using amortized cost, in accordance with rules under the Investment Company Act of 1940. Generally, amortized cost approximates the current fair value of a security, but since the value is not obtained from a quoted price in an active market, such securities are reflected as Level 2.

The following is a summary of the inputs used as of August 31, 2008 in valuing the fund's investments carried at fair value:

Valuation Inputs	Investments in Securities ($)
Level 1 - Quoted Prices	0
Level 2 - Other Significant Observable Inputs	1,116,888,558
Level 3 - Significant Unobservable Inputs	0
Total	1,116,888,558